UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-10177

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applica Incorporated 401(K) Profit Sharing Plan and Trust

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Applica Incorporated, 5980 Miami Lakes Drive, Miami Lakes, Florida 33014

Required Information
SIGNATURES
CONSENT OF GRANT THORNTON LLP

Required Information

1.     The audited Statements of Net Assets Available for Benefits as of December 31, 2001 and December 31, 2000, and the Statements of Changes in Net Assets available for Benefits for the years ended December 31, 2001 and December 31, 2000, together with the notes to such financial statements and the report of Grant Thornton LLP, independent public accountants, are contained in Schedule 1 to this Annual Report.

2.     The Supplemental Schedule of Assets held for Investment Purposes for the year ended December 31,2001.

3.     The consent of Grant Thornton LLP, independent public accountants, is contained in Exhibit 23 to this Annual Report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Applica Incorporated 401(k) Profit Sharing Plan and Trust

Date: June 25, 2004

/s/ Terry Polistina

By: Terry Polistina, Senior Vice President and Chief
Financial Officer of Applica Incorporated

Applica Incorporated

401(K) Profit Sharing Plan and Trust

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

Applica Incorporated 401(K) Profit Sharing Plan and Trust

Independent Auditors’ Report	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule of Assets Held for Investment Purposes	9

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Trustees
Applica Incorporated
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miami, Florida
May 17, 2002

Applica Incorporated
401(k) Profit Sharing Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2001	2000

Assets
Cash	$430	$171,386
Investments at fair value	21,952,414	21,201,934
Receivables:
Participants’ contribution receivable	89,716	—
Employer contribution receivable	42,917	—
Other receivable	—	2,348

Total receivables	132,633	2,348

Total assets	22,085,477	21,375,668

Liabilities
Accrued liabilities	—	103,837

Net assets available for benefits	$22,085,477	$21,271,831

The accompanying notes are an integral part of these statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

Years ended December 31,

	2001	2000

Additions to net assets attributed to:
Interest income	$17,825	$17,419
Net appreciation/(depreciation) in fair value of investments	284,972	(2,627,392)

	302,797	(2,601,473)
Contributions
Participants’	1,598,384	1,555,899
Employer	786,766	760,598
Rollover	91,808	13,274,033

	2,476,958	15,590,530

Total additions	2,779,755	12,989,057
Deductions from net assets attributed to:
Distributions to employees	1,829,335	834,306
Other administrative expenses	136,774	64,925

Total deductions	1,966,109	899,231

Net increase	813,646	12,081,326
Net assets available for benefits
Beginning of year	21,271,831	9,190,505

Net assets available for benefits
End of year	$22,085,477	$21,271,831

The accompanying notes are an integral part of these statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing trusts, and in accordance with the terms of the trust agreement. A description of the Plan and significant accounting policies follows. A more detailed description of the Plan and its provisions appears in the Summary Plan Description.

General

The Plan was established July 1, 1989 and was amended as of January 1, 2000 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Certain summary information relating to the Plan is provided in these footnotes.

Eligibility

All employees of Applica Incorporated (the “Company”) are eligible to become participants in the Plan on the later of the first day of any pay period following the completion of 90 days of service or attainment of age 21.

Contributions

Participating employees may contribute to the Plan an elected percentage of compensation up to a maximum amount which will not cause the Plan to violate the provisions of Section 404 of the Internal Revenue Code. Contributions are invested, at the direction of the participants, in the 11 funds shown in the supplemental schedule of assets held for investment purposes.

The Company may make matching or other contributions at its discretion, but these contributions may not exceed the maximum allowable for federal income tax purposes. Such contributions are invested among the 11 funds in the same manner selected by each participant.

The Company provides matching contributions of 100% of the first 3% of employee contributions and 50% of the next 3% contributed, up to a maximum of $4,000 per employee. Employer contributions were $786,766 and $760,598 in 2001 and 2000, respectively.

(continued)

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE A - PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES - Continued

During 2000, the Plan received rollover contributions from the Household Products, Inc. Retirement Savings Plan totaling $13,218,823. This amount is included in rollover contributions in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 2000.

Participant Accounts and Vesting

Each participant’s contributions as well as allocations of earnings thereon is credited to the specific fund or funds selected by the participant. Such amounts are fully vested. Company matching contributions are allocated to the participants’ accounts based on the criteria established for such contributions. Such participant contribution amounts and future earnings thereon are fully vested on the date credited to each participant’s account. Participants are 100% vested after one year of service on discretionary contributions made by the Company, if any.

Participants’ Loans Receivable

Beginning July 1, 1999, a participant may obtain a loan from the Plan collateralized by the present value of a participant’s vested account balance and mandatory payroll deductions. A loan cannot exceed the lesser of one-half the vested interest of a participant’s account balance or $50,000 and must be at least $1,000. All loans bear a reasonable rate of interest as determined by the plan administrator based on the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates on loans outstanding as of December 31, 2001 and 2000 ranged between 5.75% and 10.95%. All loans must be repaid in level payments on at least a quarterly basis up to a five-year period unless it is for the purchase of a primary residence, which allows fifteen years for repayment.

Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 8, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(continued)

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE A - PLAN DESCRIPTION AND SUMMARY OF ACCOUNTING POLICIES - Continued

Plan Expenses

Administrative expenses relating to accounting and legal fees are paid by the Company. All other administrative expenses (primarily broker fees and commissions) relating to the Plan are paid by the Plan and are borne on a pro-rata basis by Plan participants.

Investments

The Plan’s investments are stated at fair value, using quoted market prices, as determined by the Plan’s trustee, Smith Barney Trust Company. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and December 31, 2000 and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from these estimates made in the preparation of the financial statements.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE B - INVESTMENTS

     The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,

	2001	2000

Applica Incorporated Common Stock	$2,124,855	$1,106,425
Core Value Equity Fund	1,038,691	1,102,457
Capital Preservation Fund	6,420,870	6,120,997
Small Cap Core Equity Fund	1,505,767	—
Small Cap Value Equity Fund	—	1,385,560
Equity Index Fund	4,265,125	5,412,635
Balanced Fund	1,023,750	1,163,820
Core Fixed Income Fund	2,135,684	1,808,236
Disciplined Value Equity Fund	1,694,329	1,724,332

For the years ended December 31, 2001 and 2000, the Plan’s investments appreciated/(depreciated) in value by $284,972 and ($2,627,392), respectively as follows:

	2001	2000

Mutual Funds	$(683,560)	$(394,062)
Applica Incorporated Common Stock	(968,532)	(2,233,330)

	$284,972	$(2,627,392)

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE D - PARTY IN INTEREST TRANSACTIONS

The plan has considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions. The Plan held investments in Company common stock with a fair value of approximately $2,124,855 and $1,106,425 as of December 31, 2001 and 2000, respectively.

Fees paid during the year for legal, accounting and other professional services are paid by the Company which amounted to $9,000 and $8,500 for the years ended December 31, 2001 and 2000, respectively. All other administrative expenses (primarily broker fees and commissions) relating to the Plan are paid by the Plan and are borne on a pro-rata basis by Plan participants.

NOTE E - SUBSEQUENT EVENT

Effective January 1, 2002, the Benefits Committee of Applica Incorporated (the “Plan Sponsor”) granted the plan administrator the powers, duties and responsibilities assigned to the previous trustee. The Plan Sponsor appointed a third-party as a passive trustee of the Plan and assigned to it the powers of holding title to the Plan’s assets.

Applica Incorporated
401(k) Profit Sharing Plan and Trust

SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

		(c)
	(b)	Description of	(d)	(e)
(a)	Identity of Issue	Investment	Cost	Current Value

*	Applica Incorporated Common Stock	Common Stock	**	$2,134,855
*	Balance Fund	Mutual Fund	**	1,023,750
*	Capital Preservation Fund	Mutual Fund	**	6,420,870
*	Small Cap Core Equity Fund	Mutual Fund	**	1,505,767
*	Equity Index Fund	Mutual Fund	**	4,265,124
*	International Equity Fund	Mutual Fund	**	549,934
	Core Fixed Income Fund	Mutual Fund	**	2,135,684
*	Disciplined Value Equity Fund	Mutual Fund	**	1,694,329
*	Equity Index Value Fund	Mutual Fund	**	285,691
	Equity Index Growth Fund	Mutual Fund	**	687,267
*	Core Value Equity Fund	Mutual Fund	**	1,036,691
*	Participant Loans	Loans (interest	N/A	222,452
		rates ranging from 5.00% to 5.25%)

				$21,952,414

*       Represents a party-in-interest

**     Not applicable as the Plan is participant directed